SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

P&O PRINCESS CRUISES PLC

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a - 16 OR 15d - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of
April 2002

Not Applicable
(Translation of registrant's name into English)

77 New Oxford Street, London WC1A 1PP
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3 - 2(b) under the Securities Exchange Act of 1934

Yes ____ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3 - 2(b) 82 -

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

P&O PRINCESS CRUISES PLC

Date: 25 April 2002

By: ____________________

Name: Simon Pearce

Title: Company Secretary

P&O PRINCESS cruises plc

NEWS RELEASE

25 April 2002

P&O PRINCESS CRUISES PLC
RESULTS FOR THE QUARTER ENDED 31 MARCH 2002

Key points for the quarter *

- Operating profit increased by 29% to $42.2 million, despite the disruption to bookings from the events of 11 September
- Pre-tax profit increased by 43% to $27.1 million
- Earnings per share/ADS ahead of expectations at 3.7c/$0.15
- Passenger cruise days increased by 13%, including 22% growth in North America
- Like for like net revenue yields 8% lower, as forecast in our previous trading update
- Underlying unit costs reduced by 11%
- Significant planned expansion in UK announced including the launch of a new contemporary brand, Ocean Village

Outlook for the remainder of 2002

- Since our last trading update, the pace of bookings for Princess Cruises has remained above 2001 levels, with current pricing now close to last year's levels
- Princess Cruises' cumulative booking position restored; capacity booked ahead of a year ago but with lower average yields on bookings to date
- Booking position remains solid in UK and Australia
- Germany growing strongly, with some pressure on yields
- Overall like for like yield reduction for the second quarter forecast at 7%, and for the year as a whole 5-6%
- On target for 7% reduction in underlying unit costs for the year
- Comfortable with analysts' expectations for full year earnings of 36c-41c per share/$1.44-$1.64 per ADS, excluding merger related costs

* comparisons are with the first quarter of 2001

77 New Oxford Street
London WC1A 1PP
Telephone: +44 (0)20 7805 1200
Facsimile: +44 (0)20 7805 1240/1241
www.poprincesscruises.com

Registered office as above,
registered in England 4039524

Peter Ratcliffe, Chief Executive Officer of P&O Princess Cruises, commented:

"Given the disruption to our bookings from the events of 11 September, this is an excellent result. We have absorbed an 8% reduction in like for like yields, and still increased pre-tax profits by 43%, achieved through a good performance on costs. These results demonstrate the inherent resilience of our industry, the strength of our business, with its strong brands, modern fleet and global reach and the commitment of our staff and travel trade partners.

Since our last trading update, bookings in North America have maintained a pace well ahead of 2001, and current pricing is now close to levels at this time last year. We have recovered the deficit in bookings caused by the events of 11 September and remain optimistic that their effect will be limited to the first three quarters of the year.

The trading environment in the UK, Germany and Australia remains positive. The company continues to benefit from its global diversification.

As a consequence of the pricing action in North America taken to eliminate the booking deficit and the disruption caused by the redeployment of ships post 11 September we expect like for like Group yields to be down by 7% in Q2, and by a similar amount in Q3. However, with our cost efficiencies on target, we are mitigating the impact of these lower yields and, as a result, expect only a limited impact on full year profits.

The planned merger with Royal Caribbean and the takeover proposal by Carnival are under review by the regulatory authorities. In the meantime, we shall continue to build on our strengths in North America, capitalise on the global growth of cruising and improve our cost efficiency to maximise our own potential."

For further information contact:

P&O Princess Cruises plc
Caroline Keppel-Palmer — +44 20 7805 1214, 07730 732015

Brunswick — +44 (0)20 7404 5959
Sophie Fitton
John Sunnucks

Website — www.poprincesscruises.com

Analyst conference call

We are holding a conference call for UK and European analysts and investors at 10.00 BST and one for US analysts and investors at 15.30 BST/10.30 EST. An audio webcast will be available on our website at www.poprincesscruises.com. Below are details of the dial in numbers:

10.00 BST	Dial in number:		+44 (0) 20 8515 2309
	Replay number		+44 (0) 20 8797 2499 (pin 114571#)
15.30 BST/	Dial in number	(UK)	+ 44 (0) 20 8515 2313
10.30EST	Dial in number	(US)	1 800 867 0938
	Replay numbers	(UK)	+44 (0) 20 8797 2499 (pin 114580#)
		(US)	1 800 405 2236 (pin 464995#)

An interview with Peter Ratcliffe, Chief Executive Officer and Nick Luff, Chief Financial Officer will be available in video, audio and text from 0700 BST on www.cantos.com or www.poprincesscruises.com

P&O Princess

P&O Princess Cruises plc is a leading international cruise company with some of the strongest cruising brand names: Princess Cruises in North America; P&O Cruises, Swan Hellenic and Ocean Village in the UK; AIDA and A'ROSA in Germany; and P&O Cruises in Australia. It is a leading provider of cruises to Alaska, the Caribbean, Europe, the Panama Canal and other Exotic destinations. The current complement of 18 ships offering 29,460 berths is set to grow in the next three years with seven new ocean cruise ships and three river cruise vessels on order.

P&O Princess Cruises has approximately 19,500 employees worldwide and carried over one million passengers in 2001, generating a revenue of approximately $2.5 billion (approximately £1.7 billion). Headquartered in London, P&O Princess Cruises' ordinary shares are quoted on the London Stock Exchange and as ADSs on the New York Stock Exchange (under the symbol "POC").

The directors of P&O Princess Cruises accept responsibility for the information contained in this announcement. To the best of the knowledge and belief of the directors of P&O Princess Cruises (who have taken all reasonable care to ensure that such is the case), the information contained herein for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

Certain statements contained in this announcement are ''forward-looking statements'' that involve risks, uncertainties and assumptions with respect to P&O Princess Cruises and its subsidiaries, including certain statements concerning profit forecasts, working capital, future results, strategies, plans and goals and other events which have not yet occurred. These statements are intended to qualify for the safe harbours from liability provided by section 27a of the US Securities Act of 1933, as amended, and section 21e of the US Securities Exchange Act of 1934, as amended, which are part of the US Private Securities Litigation Reform Act of 1995. You can find many (but not all) of these statements by looking for words like ''will'', ''may'', ''believes'', ''expects'', ''anticipates'', ''plans'' and ''estimates'' and for similar expressions. Because forward-looking statements involve risks and uncertainties, there are many factors that could cause the statements, events or transactions described herein not to occur and/or P&O Princess Cruises', actual results, performance or achievements to differ materially from those expressed or implied in this announcement. These include, but are not limited to, economic and business conditions in general and, conditions in the cruise, travel and vacation industries in particular, including changes in industry cruise ship capacity and competition from other cruise ship operators and other vacation alternatives, safety and security concerns, incidents at sea, weather conditions, the political climate, fluctuations in interest rates, fluctuations in the price of oil, changes in the tax and regulatory regimes under which the company operates, capital expenditures, and factors impacting P&O Princess Cruises' international operations. In addition, the paragraph entitled ''risk factors'' in section 5 of the EGM Circular dated 27 December 2001 and P&O Princess Cruises' annual report on form 20-F for the year ended 31 December 2001 filed with the US Securities and Exchange Commission contain important cautionary statements and a discussion of many of the factors that could materially affect the accuracy of the company's forward-looking statements and/or adversely affect its respective businesses, results of operations and financial position, which statements and factors are incorporated herein by reference.

Subject to any continuing obligations under applicable law or any relevant listing rules, P&O Princess Cruises expressly disclaims any intention or obligation to disseminate, after the date of this announcement, any updates or revisions to any such forward-looking statements to reflect any change in expectations or events, conditions or circumstances on which any such statements are based.

SUMMARISED GROUP PROFIT AND LOSS ACCOUNT FOR THE 3 MONTHS ENDED 31 MARCH 2002

	Three months to 31 March		
	2002 (Unaudited)	**2001** (Unaudited) *Restated* *(note 1)*	**2001** (Unaudited) *as previously reported*
US$ million			
Turnover (gross revenue)	512.1	542.1	542.1
Direct operating costs	(343.7)	(388.0)	(388.0)
Selling and administrative expenses	(86.5)	(84.6)	(84.6)
Depreciation and amortisation	(39.8)	(36.8)	(36.8)
	(470.0)	(509.4)	(509.4)
Group operating profit	42.1	32.7	32.7
Share of operating results of joint ventures	0.1	-	-
Total operating profit	42.2	32.7	32.7
Profit on sale of fixed assets	1.0	-	-
Profit before interest	43.2	32.7	32.7
Net interest and similar items	(16.1)	(13.8)	(13.8)
Profit before taxation	27.1	18.9	18.9
Taxation	(1.4)	95.9	(0.9)
Profit for the period	25.7	114.8	18.0
Basic earnings per share (cents)	3.7	16.6	2.6
Diluted earnings per share (cents)	3.7	16.6	2.6
Basic earnings per ADS	$0.15	$0.66	$0.10
Diluted earnings per ADS	$0.15	$0.66	$0.10
Dividend per share	3.0c	3.0c	3.0c
Dividend per ADS	$0.12	$0.12	$0.12
Weighted average number of shares in issue (in millions) – Basic	691.5	692.6	692.6
Weighted average number of shares in issue (in millions) – Diluted	695.1	692.6	692.6

	Three months to 31 March	
	2002	2001
Operating statistics		
Passenger cruise days (thousands)		
North America	1,709	1,396
Europe and Australia	790	816
Total	**2,499**	**2,212**
Occupancy		
North America	100.5%	103.0%
Europe and Australia	95.1%	95.5%
Total	**98.8%**	**100.3%**
Change in Net Revenue Yields		
Like for like, including on board revenue	(8%)	

Passenger cruise days ("pcds") represents the number of passengers who could be carried on board (defined by lower berth capacity) multiplied by the available cruise days. Cruises that begin in one accounting period and end in another have their pcds apportioned accordingly; the financial results are treated similarly.

Occupancy is calculated by dividing the achieved passenger cruise days by the available passenger cruise days. Since the former includes upper berths whereas the latter includes only lower berths, the occupancy can exceed 100%.

Net revenue is defined as gross revenue (turnover) from the sale of cruises and on board revenue less the cost of sales (primarily travel agent commissions) and the flight component of a fly-cruise.

Like for like is defined as movements in net revenue yields after adjusting for changes in exchange rates and changes in the mix of cruises.

Capacity

The latest estimates of passenger cruise days for 2002 to 2005 together with the number of berths and the implied growth in our geographic segments were included in our announcement dated 10 April 2002.

The actual capacity deployment by quarter in 2001 and planned capacity deployment by quarter in 2002 within North America were given in our fourth quarter results dated 5 February 2002.

Commentary on first quarter results

Passenger cruise days in the quarter were 13% higher than in the same quarter in 2001. In North America, Princess' passenger cruise days increased by 22% due to the introductions of Golden Princess in May 2001 and Star Princess in February 2002. For Europe and Australia, passenger cruise days decreased by 3% with Arkona only operating for part of the quarter in advance of her re-delivery to her owners. For our fleet as a whole, occupancy was 99%.

Net revenue yields, including onboard revenue, were 8% lower on a like-for-like basis than for the first quarter in 2001. This reduction was attributable to Princess and was significantly affected by the disruption to bookings from the events of 11 September.

Gross revenues for the quarter decreased by 6%, reflecting the increase in passenger carryings, offset by the lower net revenue yields, adverse exchange rates and a significantly lower air/sea mix for Princess due in part to the increase in the proportion of cruises with base ports in the US following 11 September.

Underlying unit costs were 11% lower than in the first quarter of 2001, with the full benefit being received from cost reduction initiatives taken during 2001, and the fleet changes also reducing costs. In addition to the underlying cost reductions, direct operating costs also fell due to the lower air/sea mix, lower commission costs due to the lower yields, exchange movements and lower fuel prices. Selling and administration costs reflect significant unit cost savings in Princess, partially offset by higher costs in Germany in advance of the expansion of our business there.

Total operating profit for the quarter was $42.2 million against $32.7 million in the first quarter of 2001, with the reduction in net revenue yields being more than offset by the reduction in unit costs. Interest costs increased to $16.1 million due to the higher borrowings after the deliveries of Golden Princess and Star Princess, partially offset by the benefits of lower interest rates.

Profit before tax for the quarter was $27.1 million, an increase of 43% over the first quarter of 2001.

The tax rate was 5%, in line with the rate originally reported for the first quarter of 2001. The adoption of Financial Reporting Standard No. 19 'Deferred Tax' (FRS19) has resulted in a restatement of the 2001 comparatives which now include an additional one off credit of $96.8 million in the first quarter due to the entry into tonnage tax (see note 1).

After tax, profits were $25.7 million against $18.0 million as originally reported for the first quarter of 2001, restated to $114.8 million following the adoption of FRS19. Earnings per share/ADS were 3.7c/$0.15 compared with 2.6c/$0.10 as originally reported for the first quarter of 2001, restated to 16.6c/$0.66.

The dividend for the quarter will be 3.0c per share, payable on 17 June 2002 to shareholders on the register on 17 May 2002. Unless they have elected otherwise, ordinary shareholders will receive their dividend in sterling, converted, subject to the approval of shareholders, at the exchange rate on 30 May 2002. Elections to receive dividends in US dollars must be made by 24 May 2002. Holders of ADSs will receive their dividend of $0.12 per ADS in US dollars.

2002 Outlook

Since our trading update issued with our 2001 full year results on 5 February, booking volumes for Princess have maintained a good pace, with year over year increases similar to the 40% increase we experienced in the first month of the wave period. As a result, the cumulative deficit in Princess' bookings caused by the events of 11 September has been made good and the overall proportion of capacity booked for the year is ahead of the position 12 months ago. Pricing in North America has also improved and is currently close to levels at this time last year.

As a consequence of the pricing action taken to eliminate the booking deficit and the disruption caused by the redeployment of ships post 11 September, Princess' cumulative yields on second and third quarter bookings remain below the position a year ago. Whilst it is clearly early in the booking cycle, to date the volume and prices of bookings for the fourth quarter and beyond are not inconsistent with our belief that the impact of events of 11 September will be limited to a 12 month period, ending with the third quarter of 2002.

In the UK and Australia the booking position continues to be positive. In Germany, the established AIDA brand is performing well as it absorbs a doubling of capacity caused by the introduction of the AIDAvita next month. For the new A'ROSA brand, bookings are reasonably good for the initial northern Europe programme. However, demand from German consumers for travel to North America has not recovered from the decline seen after the events of 11 September. As a result, A'ROSA Blu's Canada/New England programme later in the year has been cancelled and replaced with alternative itineraries. This has impacted A'ROSA's overall booking position.

For the Group as a whole, sailings for the second quarter are almost fully booked and we anticipate that the Group's net revenue yields for this quarter will be around 7% lower, on a like for like basis, compared with the second quarter of 2001. Given the lower yields on bookings to date, as we have previously indicated, net revenue yields for the third quarter are likely to experience a similar level of decline, compared to the third quarter of 2001. With the 2001 comparative reflecting the effects of the events of 11 September, we expect yields in the fourth quarter of 2002 to show a year over year increase, with improved yields from Princess offsetting likely yield pressure in the UK and Germany due to the growth in these businesses at a seasonally weak time of the year.

For the year as a whole, our current expectation is that net revenue yields for the Group, on a like for like basis, will show a reduction of around 5-6% against 2001.

Our cost reduction programme and the modernisation of the fleet have brought down the cost structure of the business. We will continue to benefit from this during 2002, although the unit cost reductions will not be as high as those achieved in the first quarter as we start comparing with quarters in 2001 that also showed significant reductions. For the year as a whole, we remain on track to achieve our target of a 7% reduction in underlying unit costs. The lower air/sea mix for Princess will also reduce costs, with the price of oil remaining an uncertain factor.

Based on our current booking position and recent booking trends, and assuming no unforeseen developments, we are comfortable with the range of 36c-41c per share ($1.44-$1.64 per ADS) within which the majority of analysts' estimates for the full year earnings fall. This does not allow for the financial consequences from completion of either the merger with Royal Caribbean or the proposed takeover by Carnival. It also does not allow for costs that would still be incurred if neither transaction completed. We estimate that such costs would be around $30 million, of which around $20 million had been incurred at the end of the quarter.

Business Developments

The next quarter is a significant one for our German business, Seetours. The second AIDA vessel, AIDAvita, comes into service in three weeks' time, doubling the capacity of that clubship brand. Next month will also see the launch of the new A'ROSA brand designed to appeal to an older, more destination orientated passenger. The two new riverboats, A'ROSA Bella and A'ROSA Donna come into service in May and the following month sees the introduction of the A'ROSA brand's first ocean cruise ship, A'ROSA Blu. She completed her last cruise as Crown Princess this week, and is currently on route for her re-fit prior to commencing operations for the A'ROSA brand.

We have also been developing our plans for the UK cruise sector. Our market and economic research has confirmed to us that cruising in the UK market has excellent growth potential, and that a significant part of that growth will be obtained by expanding the appeal of cruising to a younger passenger looking for a relaxed and informal vacation in the sun. The recently launched brand 'Ocean Village' is designed to appeal to this type of passenger.

Arcadia currently deployed in P&O Cruises will be converted to operate as Ocean Village. To replace both Arcadia and Victoria, the latter having been sold for delivery at the end of the year, we will be transferring to the P&O Cruises brand both the Ocean Princess and Sea Princess from Princess Cruises. Accordingly, next summer P&O Cruises will be operating four modern and competitive liners with an average age of only four years which is unprecedented for the European markets.

In March we announced an expansion of the Swan Hellenic brand through the replacement of the existing vessel by the charter of a 2001 built ship, to be named Minerva II.

With these developments we will have, in P&O Cruises, Ocean Village, Princess and Swan Hellenic, a family of brands for the UK market that will appeal to the full range of tastes of the UK consumer. Similarly in AIDA and A'ROSA we will have a range of brands to meet the differing tastes of the German consumer. P&O Princess is well placed, therefore, to benefit from the growth in cruising in the two largest vacation markets outside the United States.

Not to be overshadowed by this global expansion, in North America Princess Cruises will continue its programme of growth and modernisation and in the next two years will be taking delivery of five newbuildings to replace the four ships being transferred to the UK and Germany, and the one, Pacific Princess, that is being retired this year. This new fleet will be very competitive delivering an industry leading proportion of balcony cabins and ships specifically designed to deliver Princess' signature product of 'personal choice' cruising.

This transformation of the tonnage profile of Princess will improve both its cost structure and its revenue earning potential, further improving its competitive position in the North American market.

Royal Caribbean Combination and Carnival Proposed Takeover

On November 20, 2001, we announced that we had agreed to combine with Royal Caribbean Cruises under a dual listed company structure. On December 16, 2001, Carnival made a pre-conditional offer to acquire P&O Princess. This offer was most recently revised on February 7, 2002.

Both the combination with Royal Caribbean and the proposed takeover by Carnival Corporation are being reviewed by competition authorities.

The Royal Caribbean transaction is being reviewed by the United Kingdom's Competition Commission and the United States' Federal Trade Commission. In the United Kingdom, the current timetable for the Competition Commission's review provides that it will make its recommendation to the Secretary of State on May 20, 2002, with a decision expected from the Secretary of State during June. In the United States, P&O Princess is providing information to the FTC and there is no fixed timetable for the review. The Canadian Competition Bureau has advised P&O Princess Cruises that it is reviewing the transaction with Royal Caribbean.

Carnival's takeover proposal is being reviewed by the United States' Federal Trade Commission and by the EU Competition Commission. We believe the review in the United States is subject to the timetable provided under the Hart-Scott-Rodino Act. The review in the EU has been referred to Phase II, and accordingly, a decision on the proposal is expected in August 2002.

SUMMARISED GROUP BALANCE SHEET

US$ million	As at 31 March 2002 (Unaudited)	As at 31 December 2001 (Unaudited) *Restated (note1)*	As at 31 December 2001 (Audited) *as previously reported*
Goodwill	108.9	112.9	112.9
Ships	3,982.8	3,530.4	3,530.4
Ships under construction	474.1	508.0	508.0
Properties and other fixed assets	250.4	248.0	248.0
Investments	17.0	19.0	19.0
Stocks	77.1	74.3	74.3
Debtors	259.5	256.7	256.7
	5,169.8	4,749.3	4,749.3
Net borrowings (note 2)	(1,737.3)	(1,436.4)	(1,436.4)
Other creditors and provisions	(798.6)	(683.3)	(672.0)
Equity minority interests	(0.2)	(0.2)	(0.2)
	2,633.7	2,629.4	2,640.7
Equity shareholders' funds	2,633.7	2,629.4	2,640.7
Debt/capital ratio	40%	35%	35%
Net operating assets	3,856.8	3,501.0	3,501.0

SUMMARISED GROUP CASH FLOW STATEMENT

	Three months to 31 March	
	2002	2001
	(Unaudited)	(Unaudited) *as previously reported*
US$ million		
Net cash inflow from operating activities	170.8	122.1
Returns on investments and servicing of finance	(11.9)	(11.4)
Taxation	(9.4)	(113.2)
Capital expenditure and financial investment		
Purchase of ships	(462.0)	(20.0)
Purchase of other fixed assets	(8.4)	(18.2)
Disposal of ships	-	15.2
Net cash outflow for capital expenditure and financial investment	(470.4)	(23.0)
Acquisitions and disposals		
Disposal of investments	2.8	-
Net cash outflow before financing	(318.1)	(25.5)
Movement in net borrowings:		
Net cash outflow before financing	(318.1)	(25.5)
Issue of stock	0.6	-
Amortisation of bond issue costs	(0.5)	(0.4)
Exchange movements in borrowings	17.1	25.3
Movement in net borrowings	(300.9)	(0.6)

Note

The prior year adjustment has no impact on the cash flow as previously reported for the period to 31 March 2001.

RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' FUNDS

	Three months to 31 March 2002 (Unaudited)	Year to 31 December 2001 (Unaudited) *As restated*
US$ million		
Profit for the period	25.7	383.1
Dividends	(20.8)	(83.2)
Exchange movements	(1.2)	(26.2)
	3.7	273.7
New shares issued	0.6	0.2
Net increase in shareholders' funds	4.3	273.9
Shareholders' funds at beginning of period (originally $2,463.6m at 1 January 2001 before deducting prior year adjustment of $108.1m)	2,629.4	2,355.5
Shareholders' funds at end of period	2,633.7	2,629.4

NOTES

1 Prior Year Adjustment on implementation of FRS19

The Accounting Standards Board issued Financial Reporting Standard No. 19 'Deferred Tax' (FRS19) in December 2000. The standard is effective for accounting periods ending on or after January 23, 2002. The standard requires full provision to be made for deferred tax assets and liabilities arising from most types of timing difference between the recognition of gains and losses in the financial statements and their recognition in a tax computation. Deferred tax assets are, however, only to be recognized to the extent that it is regarded as more likely than not that they will be recovered. P&O Princess Cruises has adopted the standard as of 1 January 2002 resulting in the restatement of comparative data from partial provisioning for deferred tax to the full provision basis.

As a result of the implementation of FRS19, the balance sheet as at 31 December 2000 has been restated to reflect full provision for deferred tax, an increase in deferred tax liabilities of $108.1million. The tax credit for the comparative data '3 months to 31 March 2001', has been increased by $96.8m to reflect the elimination of the majority of future potential tax liabilities, upon P&O Princess Cruises' election to enter the U.K. tonnage tax regime. This is consistent with the elimination of the partially provided deferred tax in the 2001 audited financial statements. The net effect on net assets and shareholders' funds as at 31 March 2001 as a result of implementing FRS 19 is a reduction of $11.3m.

2 Net borrowings include long-term bank loans, issued loan notes and bonds of $1,834.9 million (31 December 2001 $1,381.7 million), short term borrowings and overdrafts of $53.8 million (31 December 2001 $175.1 million) less cash of $151.4 million (31 December 2001 $120.4 million).